77c-asia tiger fund

Proxy Statement of the Fund, dated October 6, 2011, which is incorporated herein by reference from Form DEF 14A of the Fund filed on October 6, 2011.

The special meeting of stockholder of the Fund was held on November 16, 2011. At the meeting, stockholders of the Fund voted to approve a new investment management agreement between the Fund and Aberdeen Asset Management Asia Limited (the "Proposal"). Approximately 1,654,259 shares, or approximately 51.38% of the Fund's outstanding shares, were present in person or by proxy at the meeting. At least 1,446,881 shares of the Fund were voted in favor of the Proposal, at least
93,264 shares were voted against the Proposal and at least 114,214 shares abstained.